1934 Act Registration No. 1-31517

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of October 2006

China Telecom Corporation Limited

(Translation of registrant’s name into English)

31 Jinrong Street, Xicheng District

Beijing, China 100032

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F      X            Form 40-F

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):      )

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):      )

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                      No      X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-            .)

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO.333-113181) OF CHINA TELECOM CORPORATION LIMITED AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

EXHIBITS

Exhibit Number		Page
1.1	Announcement regarding certain selected unaudited key performance indicators for the first three quarters of 2006, dated October 20, 2006	A-1

FORWARD-LOOKING STATEMENTS

Certain statements contained in this Form 6-K may be viewed as “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of China Telecom Corporation Limited (the “Company”) to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. The forward-looking statements include, without limitation, the continued growth of the telecommunications industry in China; the development of the regulatory environment; and the Company’s ability to successfully execute its business strategies.

Such forward-looking statements reflect the current views of the Company with respect to future events. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including, without limitation, any changes in the regulatory policies of the Ministry of Information Industry and other relevant government authorities; any changes in telecommunications and related technology and applications based on such technology; and changes in political, economic, legal and social conditions in China, including the Chinese government’s policies with respect to economic growth, foreign exchange, foreign investment and entry by foreign companies into China’s telecommunications market. Please also see the “Risk Factors” section of the Company’s latest Annual Report on Form 20-F, as filed with the Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA TELECOM CORPORATION LIMITED

Date: October 25, 2006	By:	/s/ Wang Xiaochu
	Name:	Wang Xiaochu
	Title:	Chairman and CEO

Exhibit 1.1

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

China Telecom Corporation Limited

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 0728)

ANNOUNCEMENT

In order to further enhance the transparency of the Group and to enable shareholders, investors and the general public to better appraise the operational performance of the Group, the Board announces certain selected unaudited key performance indicators of the Group for the first three quarters of 2006.

In order to further enhance the transparency of the Group and to enable shareholders, investors and the general public to better appraise the operational performance of the Group, the board of directors (the “Board”) of China Telecom Corporation Limited (the “Company”, together with its subsidiaries, the “Group”) announces certain selected unaudited key performance indicators of the Group for the first three quarters of 2006.

Financial Data (Excluding the amortisation of upfront connection fees)

	For the period from 1 January 2006 to 30 September 2006	For the period from 1 January 2006 to 30 June 2006
Operating revenue (RMB Million)	127,204	84,442
Profit attributable to equity holders of Company (RMB Million)	16,821	11,590

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Business Data	As at 30 September 2006/ For the period from 1 January 2006 to 30 September 2006	As at 30 June 2006/ For the period from 1 January 2006 to 30 June 2006
Local Access Lines in Service (Million)	221.05	218.71
including: Residential (Million)	121.10	121.00
Enterprise (Million)	22.14	21.65
Public Telephone (Million)	15.37	14.86
Wireless Local Access (Million)	62.44	61.20

Net Add of Local Access Lines in Service (Million)	10.96	8.62
Broadband Subscribers (Million)	27.35	25.26
Net Add of Broadband Subscribers (Million)	6.33	4.24
Local Voice Usage (Billion Pulses)	320.45	213.61
Domestic Long Distance Usage (Billion Minutes)	70.66	46.76
International (including Hong Kong, Macau and Taiwan) Long Distance Usage (Billion Minutes)	1.22	0.80
SMS Usage Volume (Billion Messages)	16.500	11.166
Color Ring Tone Subscribers (Million)	33.21	27.72

In spite of intensifying market competition, especially from mobile substitution, our Group’s business continued to develop steadily during the first three quarters of 2006 through executing strategic transformation. Local access lines in service reached 221 million, representing a net addition of 10.96 million. Businesses like Internet access and value-added services continued its growth momentum. The net addition of broadband subscribers for the first three quarters of 2006 was 6.33 million, bringing the total to 27.35 million. Excluding the amortisation of upfront connection fees of RMB 3,739 million, operating revenue for the first three quarters of 2006 was RMB 127,204 million, representing an increase of 4.5% over the same period of last year. The profit attributable to equity holders of the Company reached RMB 16,821 million.

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The Group will continue to capitalize on its strength of multi-services convergence offering and accelerate the execution of strategic transformation by actively developing the Internet, value-added and integrated information services. Through the leverage of multi-services packaging, the Group will effectively differentiate its products and services to expand sources of revenue, consolidate development of its traditional voice business, and proactively lay a solid foundation for its future comprehensive services convergence offering (“Triple-play”) to sustain its growth and create value for its shareholders.

The Board wishes to remind investors that the above key performance indicators are based on the Group’s unaudited management accounts. Investors are cautioned not to unduly rely on such data.

In the meantime, investors are advised to exercise caution in dealing in the securities of the Company.

As of the date of this announcement, the Board consists of Mr. Wang Xiaochu as the chairman and chief executive officer, Mr. Leng Rongquan as the president and chief operating officer, Ms. Wu Andi as the executive vice president and chief financial officer, Mr. Zhang Jiping as the executive vice president, Ms. Huang Wenlin as the executive vice president, Mr. Li Ping as the executive vice president and joint company secretary, Mr. Yang Jie as the executive vice president, Mr. Sun Kangmin as the executive vice president, Mr. Li Jinming as the non-executive director, and Mr. Zhang Youcai, Mr. Vincent Lo Hong Sui, Mr. Shi Wanpeng, Mr. Xu Erming and Mr. Tse Hau Yin, Aloysius as the independent non-executive directors.

By Order of the Board
China Telecom Corporation Limited Wang Xiaochu Chairman and Chief Executive Officer

Beijing, PRC

20 October 2006

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